UNIVERSAL FOREST PRODUCTS, INC. LETTERHEAD

October 5, 2009

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-0510

Re:	Universal Forest Products, Inc. Form 10-K for the fiscal year ended December 27, 2008 Filed February 25, 2009 File No. 0-22684

Dear Mr. O’Brien:

        This letter responds to your comment letter, dated September 16, 2009, regarding the referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 27, 2008

Signatures, page 17

1.	We note that your principal executive officer and your principal financial officer have signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal executive officer and principal financial officer. In addition, your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K.

        Response: Mr. Michael Cole, the Company’s principal financial officer, also serves as the Company’s principal accounting officer. In future filings, the Company will identify Mr. Cole’s role as principal accounting officer. In addition, the Company will clarify, in future filings, that the principal executive officer and principal financial officer are signing in their respective capacities, as individuals.

Mr. Terrence O’Brien
October 5, 2009

Exhibit Index, page E-1

2.	We note that you have omitted the schedules and exhibits to the following exhibits:

•	Exhibit (i)(4) (Series 2004-A, Credit Agreement dated December 20, 2004);
•	Exhibit (i)(5) (First Amendment dated February 12, 2007 relating to Series 2004-A, Credit Agreement dated December 20, 2004);
•	Exhibit (j)(2) (Series 2002-A, Senior Note Agreement dated December 18, 2002).

As there does not appear to be a valid basis for omitting these schedules and exhibits, please file them with your next periodic report or, if you prefer, you may use a current report on Form 8-K instead.

        Response: The schedules and exhibits to the above-referenced exhibits will be filed with the Company's next quarterly report on Form 10-Q.

Annual Report

3.	We understand from the transcript of the second quarter 2009 conference call that management tracks the performance of its plants, whereby if a plant is costing the Company cash, the Company puts them on notice and if there are no improvements, the plant will be closed. Section 501.12.b.3 of the FRC and Item 303(a)(3)(ii) of Regulation S-K requires the disclosure of known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. Such disclosure should identify the negative factors that may impact asset recoverability. Since these plants are apparently experiencing a negative cash position, in future filings please disclose in MD&A the carrying value of the assets associated with these plants that are “on notice” so readers can understand the assets at risk.

        Response: The Company acknowledges its obligations to disclose known trends, uncertainties and other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. As such, in future filings, the Company will disclose any material, negative factors that may impact asset recoverability, and to the extent any of its facilities are placed on notice for likely future closure, the carrying value of the assets associated with those facilities.

A. Summary of Significant Accounting Policies, page 28

4.	We note the Exhibit 21 and your disclosure herein that you consolidate 50% owned entities over which you exercise control. Please quantify for us the impact that such consolidation has on total assets, total liabilities and revenues for the periods presented.

Mr. Terrence O’Brien
October 5, 2009

        Response: Set forth below is the impact on the Company from the consolidation of 50% owned entities, over which the Company has control, on the Company’s total assets, total liabilities and revenues for the periods presented:

(in thousands)

	2006	2007	2008

Total assets		$27,212	$20,570

Total liabilities		$10,312	$11,172

Revenues	$75,269	$76,224	$71,494

Definitive Proxy Statement Filed March 6, 2009

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Compensation Program Components, page 16

Base Salaries, page 16

5.	We note that you use survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the survey data had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are ties to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

        Response: Historically, the Company has utilized third-party data on compensation practices and base pay scales solely for purposes of clarifying that the Company’s base compensation is generally competitive. To date, the committee has not used that information for purposes of either establishing base salaries or ultimately justifying the eventual establishment of base salaries. In future filings, the Company will clarify its reliance upon such third party information and data, including the elimination of that data as a “factor” in determining base salaries. To the extent the committee’s compensation practices change in the future, and the use of the peer group survey data impacts its compensation decisions, such benchmarking information will be provided.

Mr. Terrence O’Brien
October 5, 2009

6.	We note that the compensation committee increased Mr. Webster’s salary by 24.5%. This percentage increase fell well outside the 3% to 5% range of percentage salary increases the compensation committee gave to your other named executive officers. With a view toward future disclosure, please tell us why the compensation committee increased Mr. Webster’s salary by a significantly greater percentage than the other named executive officers. In this regard, we note that Mr. Webster became president of your company on January 1, 2009. If his salary increase was linked to that appointment, you should address this connection. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. When policies or decisions for a named executive officer are materially different from those applied to your other officers, please discuss and analyze these policies or decisions on an individualized basis.

        Response: You are correct that the increase in Mr. Webster’s compensation was attributable to his promotion to President of the Company on January 1, 2009, as referenced in the proxy statement. In future filings, the Company will disclose this inter-relationship and if applicable, will disclose circumstances in which policies or decisions for the Named Executive Officer are materially different from those applied to other of the Company’s officers.

Incentive Compensation, page 17

7.	We note that you have not disclosed the return on investment performance targets applicable to your performance bonus plan awards. As each of your named executive officers appears to have earned a cash award under this plan, these targets are material to an understanding of your compensation policies and decisions for your named executive officers and should be disclosed. Please tell us what the targets were and provide us with a materially complete analysis as to why you have not publically disclosed the targets. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Mr. Terrence O’Brien
October 5, 2009

        Response: The Company does not use specific return on investment (“ROI”) performance targets for the purpose of determining actual bonus payments. Rather, the Company utilizes an ROI threshold and maximum, .01% and 25.5% respectively, for the purpose of determining the size of the Company’s bonus pools for plant, region, division and corporate performance. Within the range of ROI results, in increments of 1/2% to 1% of ROI (as defined and described in the Company’s proxy statement), between the threshold and maximum, the Company contributes a percentage of pre-bonus operating profit (as defined and described in the proxy statement) to the bonus pools. The amount of the contribution, expressed as a percentage of pre-bonus operating profit, varies among the Company’s plants, regions and divisions, and ranges from a low of 2.3% of pre-bonus operating profit to a high of 25.0% of pre-bonus operating profit.

        As explained in the Company’s proxy statement, at the beginning of each year, each plan participant is allocated a percentage of the bonus pool for his or her respective plant, region or division. This percentage, multiplied by the applicable bonus pool, determines the eventual bonus payment.

        The Company believes that it has appropriately described and disclosed the factors that drive incentive compensation, such as the manner of determining ROI and pre-bonus operating profit. The Company will, however, in future filings, provide further details on this methodology, as described above, including threshold and maximum ROI and minimum and maximum percentage contributions of pre-bonus operating profit.

8.	With a view toward future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the 2008 cash awards for each named executive officer under your performance bonus plan. You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the “Non-Equity Incentive Plan Compensation” column of the summary compensation table. In this regard, it may be helpful to include an illustration to demonstrate the operation of the formula used to determine the size of a payout under your incentive plan.

        Response: Consistent with the response to Question No. 7 above, the Company will, in future filings, provide additional information with respect to the means by which amounts earned under the Company’s Performance Bonus Plan was determined for each Named Executive Officer. The disclosure will include the percent of pre-bonus operating profit contributed to the relevant bonus pool as well as each officer’s respective participation in the aggregate bonus pool. Further, the Company will include a chart, in the following format, to disclose and explain the determination of bonuses earned by the Named Executives under the Company’s Performance Bonus Plan:

Mr. Terrence O’Brien
October 5, 2009

Named Executive	Percent of Pre-Bonus Operating Profit Contributed to Applicable Pool	Allocation of Participation in Aggregate Company Bonus Pools (%)	Performance Bonus ($)

A
B
C
D
E

Long-Term Stock Incentive Plan, page 20

9.	With a view toward future disclosure, please provide us with a materially complete discussion and analysis of why you made the January 15, 2008 conditional stock grants to your named executive officers.

        Response: The Compensation Committee of the Company’s Board of Directors elected to make the relatively nominal conditional stock grants to eligible employees primarily to enhance the Company’s employee retention efforts due to decreases in overall incentive compensation. The Company will disclose, in future filings, its rationale for any future grants.

Summary Compensation Table, page 20

10.	Please tell us why you have not included in the “Stock Awards” column the February 8, 2008 grants of conditional stock to your named executive officers, as discussed on page 18 and disclosed in the grants of plan-based awards table.

        Response: The Company recognized $3,337 in compensation expense for each Named Executive in fiscal 2008, attributable to the conditional stock grants. The failure to include these amounts was an oversight, in part due to the nominal amount of the expense, and will be included in the Company’s summary compensation table in future filings.

ACKNOWLEDGEMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company’s filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Terrence O’Brien
October 5, 2009

        We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please feel free to contact me at 616.365.1540.

Very truly yours,

/s/ Michael R. Cole

Michael R. Cole
Chief Financial Officer

MGW/jmn

cc:	Mr. Matthew Missad Mr. Michael Wooldridge